

June 15, 2015

Via E-Mail
Michael L. Platt, Esq.
Cooley LLP
380 Interlocken Crescent
Suite 900
Broomfield, CO 80021

> **Re: Rally Software Development Corp.**
> **Schedule 14D-9 filed June 8, 2015, amended June 10, 2015**
> **SEC File No. 005-87804**

Dear Mr. Platt:

We have limited our review of the filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Schedule 14D-9

Other Agreements – Support Agreements, page 16

1.   Revise your disclosure to name the individuals who entered into the support agreements.

Background of Offer and Merger, page 17

2.   Revise your disclosure of the negotiation of employment offers with your management to provide additional detail.

Michael L. Platt, Esq.
Cooley LLP
June 15, 2015
Page 2

Reasons for the Recommendation, page 23

3.   Revise the third bullet point on page 23 to explain what specifically about the company's "business, operations, prospects, business strategy, market landscape, assets, cash position and financial condition" supported the board's recommendation.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company is in possession of all facts relating to the disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please direct any questions to me at (202) 551-3619. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

                                        Sincerely,

                                        /s/ Daniel F. Duchovny
                                        Daniel F. Duchovny
                                        Special Counsel
                                        Office of Mergers and Acquisitions